Filed by: McDonald’s Corporation
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: McDonald’s Corporation
Commission File No.: 333-137177

Information for McDonald’s employees about the Chipotle Exchange Offer

As you know, McDonald’s has decided to dispose of its remaining interest in Chipotle to further enable us to focus our management and financial resources on growing the McDonald’s brand. We also believe that a separation from Chipotle will afford Chipotle increased flexibility and decision-making power to pursue its own strategic objectives.

As a result, McDonald’s has commenced an offer to its shareholders for the exchange of all or some of their shares of McDonald’s common stock for shares of class B common stock of Chipotle.

The prospectus for the exchange offer has been filed with the SEC. The following information is meant to help you, our employees, understand a few key points about the transaction and how it may affect you.

■	If you are an eligible McDonald’s shareholder, we expect that you will soon receive materials in connection with the exchange offer.

■
The materials (a prospectus and certain ancillary documents) will outline steps you can take if you wish to participate in the exchange of any of your McDonald’s shares for Chipotle class B common stock, and timing of those steps. If you’re not interested in tendering any of your shares of McDonald’s stock for Chipotle stock, there will be nothing you need to do.

■
You should read the materials carefully to understand the transaction and your options. The prospectus you receive will include instructions about how to call Georgeson Inc. (the information agent for the exchange offer) if you have any questions about the exchange offer.

■
Eligible McDonald’s shareholders are those who own McDonald’s stock. For example, you may have shares of stock in a brokerage account (including with Merrill Lynch resulting from stock options you have exercised or restricted stock units (RSUs) that have vested); or you may own shares through the MCDirect Shares program. Conversely, unexercised stock options or unvested RSUs are not eligible to participate in the exchange offer.

■
It is up to you to read the information related to the exchange offer and decide what you would like to do. No one at McDonald’s, the information agent or anyone else involved in the exchange offer, can give you any investment or tax advice. As with any other investment decision, you should talk with your financial advisor.

■	In terms of our benefits and pay programs that involve McDonald’s stock, here are a few key things to know:

■	The exchange offer should not have any impact on your unexercised stock options or RSUs.

■
For McDonald’s stock held in our Profit Sharing and Savings Plan, an independent fiduciary will decide whether or not the Plan as a whole should participate in the split-off transaction and tender any McDonald’s stock held in the Plan in exchange for Chipotle stock. If it does, the fiduciary will also decide when the Chipotle stock should be sold and the proceeds reinvested in McDonald’s stock. There is nothing that Plan participants need to do in connection with any McDonald’s stock you hold in your account(s) in the Plan.

■
There is no impact to the Supplemental Profit Sharing and Savings Plan or the Excess Benefit and Deferred Bonus Plan. These non-qualified plans are unfunded and do not own any McDonald’s stock. Thus, participants in these Plans do not have any shares of McDonald’s stock they can tender.

Here are resources if you have questions about our programs:
•	McDonald’s Service Center (general questions about our plans): 877-623-1955
•	Hewitt (Profit Sharing and Savings Plan and non-qualified plans): 877-469-4015
•	Merrill Lynch (stock options, RSUs): 877-785-6787
•	Computershare (MCDirect Shares): 800-621-7825

There is a dedicated website (www.chipotleexchange.com) which includes frequently asked questions and answers regarding the exchange offer. In addition, questions can be directed to Georgeson Inc. at the phone number provided below.

Additional Information

In connection with the proposed disposition by McDonald’s of its interest in Chipotle via an exchange offer, Chipotle has filed with the Securities and Exchange Commission a registration statement that includes an exchange offer prospectus. The prospectus contains important information about the disposition and related matters, and McDonald’s has mailed the prospectus to its shareholders. Investors and security holders are urged to read the prospectus, and any other relevant documents filed with the SEC, before making any investment decision. None of McDonald’s, Chipotle or any of their respective directors or officers or any dealer manager appointed with respect to the exchange offer makes any recommendation as to whether you should participate in the exchange offer. You can obtain a free copy of the prospectus and other related documents filed with the SEC by McDonald’s and Chipotle at the SEC’s web site at www.sec.gov, and those documents may also be obtained for free, as applicable, from McDonald’s at www.investor.mcdonalds.com or Chipotle at www.chipotle.com.

McDonald’s has retained Georgeson Shareholder Communications Inc. as the information agent for the transaction. To obtain copies of the exchange offer prospectus and related documentation, or if you have questions about the terms of the exchange offer or how to participate, you may contact the information agent at 1-866-821-2614 (toll-free in the United States), or 1-212-440-9800 (elsewhere).